# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spectral AI, Inc., CIK 0001833498
CUSIP: 84757T105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2515 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 08/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001016213

## Reporting persons
- Laurence E. Hirsch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 900,000; shared voting power 0; sole dispositive power 900,000; shared dispositive power 0; aggregate amount beneficially owned 900,000 (3.5% of the class)
  Comment: Comprised of shares of Common Stock held by Highlander Partners, L.P., which shares were formerly held by Laurence E. Hirsch directly. Mr. Hirsch is the sole manager of Highlander Partners GP, LLC, the general partner of Highlander Partners, L.P.
- Highlander Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 900,000; shared voting power 0; sole dispositive power 900,000; shared dispositive power 0; aggregate amount beneficially owned 900,000 (3.5% of the class)
- Highlander Partners GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 900,000; sole dispositive power 0; shared dispositive power 900,000; aggregate amount beneficially owned 900,000 (3.5% of the class)
  Comment: Comprised of shares of Common Stock held by Highlander Partners, L.P., of which Highlander Partners GP, LLC is the general partner.

## Item 1. Issuer
Name of issuer: Spectral AI, Inc.
Address of issuer's principal executive offices: 2515 McKinney Avenue, Suite 1000, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing: Laurence E. Hirsch, Highlander Partners, L.P. and Highlander Partners GP, LLC
Address of principal business office or, if none, residence: The address of the business office for Laurence E. Hirsch, Highlander Partners, L.P. and Highlander Partners GP, LLC is 300 Crescent Court, Suite 550, Dallas, TX 75201.
Citizenship:
Highlander Partners, L.P. and Highlander Partners GP, LLC - Texas

Laurence E. Hirsch - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Laurence E. Hirsch - 900,000 shares
Highlander Partners, L.P. - 900,000 shares
Highlander Partners GP, LLC - 900,000 shares
Percent of class:
Laurence E. Hirsch - 3.50%
Highlander Partners, L.P. - 3.50%
Highlander Partners GP, LLC - 3.50%

*Based on 25,737,820 shares of common stock stated to be outstanding as of June 30, 2025 based on information provided by the Issuer.
Sole power to vote or to direct the vote:
Laurence E. Hirsch - 900,000 shares
Highlander Partners, L.P. - 900,000 shares
Shared power to vote or to direct the vote: Highlander Partners GP, LLC - 900,000 shares
Sole power to dispose or to direct the disposition:
Laurence E. Hirsch - 900,000 shares
Highlander Partners, L.P. - 900,000 shares
Shared power to dispose or to direct the disposition: Highlander Partners GP, LLC - 900,000 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.
Exhibit B. Item 8 Statement.
Exhibit C. Power of Attorney. (1)

(1) Power of Attorney previously filed as Exhibit A to a Schedule 13G with regard to Spectral AI, Inc. filed with the Securities and Exchange Commission on November 3, 2023 by Laurence E. Hirsch.

## Signatures
- Laurence E. Hirsch: Nicholas Thicksten, Attorney-In-Fact (08/14/2025)
- Highlander Partners, L.P.: Chris McRorie, Vice President, General Counsel & Secretary (08/14/2025)
- Highlander Partners GP, LLC: Chris McRorie, Vice President, General Counsel & Secretary (08/14/2025)